SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2013

POSTMEDIA NETWORK CANADA CORP.
(Translation of registrant’s name into English)

1450 Don Mills Road, Don Mills, Ontario Canada M3B 3X7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__                                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Item 2.02	Results of Operations and Financial Condition.
On April 11, 2013, Postmedia Network Canada Corp. (the “registrant”) issued a press release announcing its results of operations and financial condition for the three and six months ended February 28, 2013 and February 29, 2012.  A copy of that press release is hereby furnished as Exhibit 99.5 to this report on Form 6-K.

On April 11, 2013, the registrant also issued its Interim Condensed Consolidated Financial Statements (unaudited) and Interim Management’s Discussion and Analysis for the three and six months ended February 28, 2013 and February 29, 2012.  Those documents are hereby filed as Exhibits 99.1 and 99.2, respectively, to this report on Form 6-K.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers: Compensatory Arrangements of Certain Officers
On April 11, 2013, the registrant issued a press release announcing the appointment of Jane Peverett to the boards of both the registrant and its subsidiary Postmedia Network Inc., which appointment was effective April 10, 2013. A copy of that press release is hereby furnished as Exhibit 99.5 to this report on Form 6-K.

Ms. Peverett has been appointed to the Audit Committee and Corporate Governance and Nominating Committee of the registrant.

Ms. Peverett currently serves as a director on various corporate boards including: Encana Corporation, Northwest Natural Gas Company, Canadian Imperial Bank of Commerce, the B.C. Ferry Authority, and Associated Electric & Gas Insurance Services Limited. Ms. Peverett was President & Chief Executive Officer of BC Transmission Corporation from April 2005 to January 2009, and was previously Vice-President, Corporate Services and Chief Financial Officer. In addition, Ms. Peverett was the President of Union Gas Limited from April 2002 to May 2003 after serving in various senior roles within Westcoast Energy Inc.

Item 9.01	Financial Statements and Exhibits.
The documents listed below as Exhibits 99.1, 99.2, 99.3 and 99.4 are being filed with this report on Form 6-K and with the Securities and Exchange Commission:

Exhibit 99.1	Interim Condensed Consolidated Financial Statements of the registrant for the three and six months ended February 28, 2013 and February 29, 2012 (unaudited).

Exhibit 99.2	Interim Management’s Discussion and Analysis of the registrant for the three and six months ended February 28, 2013 and February 29, 2012.

Exhibit 99.3	Certification of Chief Executive Officer pursuant to Canadian law.

Exhibit 99.4	Certification of Chief Financial Officer pursuant to Canadian law.

The document listed below as Exhibit 99.5 is being furnished, not filed, with this report on Form 6-K and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

Exhibit 99.5	Press release dated April 11, 2013.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Postmedia Network Canada Corp.

By:	/s/ Douglas Lamb
Douglas Lamb
Chief Financial Officer

Date: April 11, 2013.

EXHIBIT INDEX

Exhibit 99.1	Interim Condensed Consolidated Financial Statements of the registrant for the three and six months ended February 28, 2013 and February 29, 2012 (unaudited).

Exhibit 99.2	Interim Management’s Discussion and Analysis of the registrant for the three and six months ended February 28, 2013 and February 29, 2012.

Exhibit 99.3	Certification of Chief Executive Officer pursuant to Canadian law.

Exhibit 99.4	Certification of Chief Financial Officer pursuant to Canadian law.

The document listed below as Exhibit 99.5 is being furnished, not filed, with this report on Form 6-K and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

Exhibit 99.5	Press release dated April 11, 2013.